MAR 0 2 2011

11021137

KW 3/18

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Indiana Securities, LLC DBA
Co: Indiana Securities of Indianapolis LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Meridian Street
(No. and Street)

Indianapolis	IN	46202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Barringer — 317-632-6000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/28

OATH OR AFFIRMATION

I, Dawn Barringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indiana Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Dawn L Barringer
Signature

Treasurer
Title

Shirley Weedling
Shirley Weedling
Notary Public
Resides in Morgan Co
expires 3/14/15

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Indiana Securities, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Indiana Securities, LLC as of December 31, 2010 and December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indiana Securities, LLC as of December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 23, 2011

Indiana Securities, LLC

Statements of Financial Condition

Assets	December 31, 2010	December 31, 2009
Cash and cash equivalents	$ 70,395	$ 59,424
Accounts receivable	4,087	7,839
Prepaid expenses	4,500	-
Total Assets	$ 78,982	$ 67,263
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 4,566	$ 4,117
Members' Equity		
Memberships	25,000	25,000
Retained earnings	49,416	38,146
Total Members' Equity	74,416	63,146
Total Liabilities and Members' Equity	$ 78,982	$ 67,263

The accompanying notes are an integral part of these financial statements

Indiana Securities, LLC

Statements of Income

	For the Years Ended December 31, 2010	For the Years Ended December 31, 2009
Revenues		
Commissions	$ 279,081	$ 74,161
Consulting revenues	20,550	16,000
Underwriting revenues	72,225	-
Interest income	9	461
Other income	1,036	8,514
	372,901	99,136
Operating Expenses		
Employee compensation and benefits	178,337	70,560
Occupancy expenses	28,635	6,748
Communications & data processing	4,580	4,844
Administrative expenses	15,716	4,831
Legal and professional fees	134,363	15,193
	361,631	102,176
Net income (loss)	$ 11,270	$ (3,040)

The accompanying notes are an integral part of these financial statements

Indiana Securities, LLC

Statement of Changes in Members' Equity

	Memberships	Retained Earnings
Balance, January 1, 2009	$ 25,000	$ 172,912
Net Income		(3,040)
Distributions		(131,726)
Balance, December 31, 2009	$ 25,000	$ 38,146
Net loss		11,270
Balance, December 31, 2010	$ 25,000	$ 49,416

The accompanying notes are an integral part of the financial statements.

Indiana Securities, LLC

Statement of Cash Flows

	For the Years Ended	
	December 31, 2010	December 31, 2009
Operating Activities		
Net income	$ 11,270	$ (3,040)
Adjustments to reconcile net gain (loss) to net cash provided by operating activities:		
Expiration of stock warrants	-	3,300
Changes in operating assets and liabilities:		
Accounts receivable	3,752	(1,201)
Prepaid expenses	(4,500)	-
Accounts payable and accrued expenses	449	(1,427)
Net Cash Provided by (Used in) Operating Activities	10,971	(2,368)
Financing Activities		
Distributions	-	(131,726)
Net Cash Used in Financing Activities	-	(131,726)
Increase (Decrease) in Cash and Cash Equivalents	10,971	(134,094)
Cash and Cash Equivalents at Beginning of Year	59,424	193,518
Cash and Cash Equivalents at End of Year	$ 70,395	$ 59,424

The accompanying notes are an integral part of these financial statements.

Indiana Securities, LLC
Notes to Financial Statements
December 31, 2010

Note 1 - Significant Accounting Policies

Description of Business
Indiana Securities, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management, and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Mesirow Financial, Inc. The Company also engages in the selling of life insurance and annuity contracts. As a limited liability company, each member's liability is limited to the extent of its investment and each member's interest has the same rights and privileges.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
Since the Company is a limited liability company, it is not subject to federal, state and local income taxes and, accordingly, no provision for income taxes is required. The members include their share of net income or loss in their income tax returns.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation is computed using the straight-line method over estimated useful lives. All property and equipment is fully depreciated.

Bad Debts
Accounts receivable are considered fully collectible; therefore, no allowance for bad debts has been provided.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during the years ending in 2010 and 2009.

Note 2 – Profit Sharing Plan

The Company has a 401(k) plan covering substantially all of its employees. The Company made contributions to the plan of 5.0% of each employee's wages totaling $7,675 and $4,755 in 2010 and 2009 respectively.

Note 3 - Related Party Transactions

The two owners of the Company also own an office building in which the Company maintains its office. There is no contract defining terms for the payment of rent or utilities so these payments are made at management's discretion. Rent expense was $15,000 and $-0- in 2010 and 2009, respectively. There are no amounts payable or receivable as of December 31, 2010.

Note 4 - Contingencies

The Company is a defendant in a lawsuit filed by one of its customers for alleged sales practice violations. The Company believes the suit is completely without merit and intends to vigorously defend its position. Since the amount of actual damages cannot be estimated at this time, no accrual has been made on the books.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $69,916 which was $64,916 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.5%.

Indiana Securities, LLC
Notes to Financial Statements
December 31, 2010

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2010 unaudited Focus report and this report. The net effect on net capital was $-0-.

Net capital as reported on the unaudited Focus report of December 31, 2010	$	69,916
Increase in ownership equity as a result of Post-focus audit entries		4,500
Increase in non-allowable assets		(4,500)
Net Capital as Audited	$	69,916

Indiana Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2010

Net Capital

Members' equity	$ 74,416
Less nonallowable assets	(4,500)
Net capital before haircuts on security position	69,916
Haircuts on securities	-
Net capital	$ 69,916
Aggregate Indebtedness	$ 4,566
Net capital required based on aggregate indebtedness	$ 304
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 5,000
Excess Net Capital	$ 64,916
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 63,916
Percentage of Aggregate Indebtedness to Net Capital	6.5%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Indiana Securities, LLC

In planning and performing our audit of the financial statements of Indiana Securities, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Indiana Securities, LLC
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify material weaknesses related to the lack of segregation of duties and the selection and application of accounting principles. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 23, 2011

Indiana Securities, LLC

Financial Report

December 31, 2010